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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2002

Breakwater Resources Ltd.
(Translation of registrant's name into English)

95 Wellington Street West, Suite 2000, Toronto, Ontario M5J 2N7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BREAKWATER RESOURCES LTD.
(Registrant)

By: ______________________
Mary Batoff
Assistant Secretary

Date: August 1, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13-a-16 or 15d-16
of the Securities Exchange Act of 1934

BREAKWATER RESOURCES LTD.
(Exact name of registrant as specified in its charter)

EXHIBITS

INDEX TO EXHIBITS

The following documents are being filed with the Commission as exhibits to, and are incorporated by reference into and form part of, the report on Form 6-K.

Number	Exhibit
1.	Material Change Report regarding Breakwater Resources Ltd. financial and operating results for the interim period ended June 30, 2002.

EXHIBIT 1

MATERIAL CHANGE REPORT

s. 85(1)(b) OF THE SECURITIES ACT (BRITISH COLUMBIA)
s. 118(1)(b) OF THE SECURITIES ACT (ALBERTA)
s. 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN)
s. 75(2) OF THE SECURITIES ACT (ONTARIO)
s. 73 OF THE SECURITIES ACT (QUÉBEC)
s. 81(2) OF THE SECURITIES ACT (NOVA SCOTIA)
s. 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND)

Item 1. Reporting Issuer:

Breakwater Resources Ltd.
Suite 2000
Wellington Street West
Toronto, Ontario
M5J 2N7

Item 2. Date of Material Change:

August 1, 2002.

Item 3. Press Release:

A press release regarding the material change was issued in Toronto, Ontario on August 1, 2002 through Canada NewsWire.

Item 4. Summary of Material Change:

Breakwater Resources Ltd. (the "Corporation") announced its financial and operating results for the interim period ended June 30, 2002. The Corporation reported unaudited consolidated net earnings of $2.4 million ($0.01 per share) for the second quarter ended June 30, 2002, compared with an unaudited consolidated net loss of $1.3 million ($0.01 per share) for the same period in 2001.

Contribution from mining activities increased by $5.4 million during the second quarter compared to the same period of 2001. Gross sales revenue was 6% greater at $60.9 million compared to $57.3 million in 2001 despite the realized price of zinc for the quarter of US$791 per tonne (US$0.36 per pound of payable zinc) being lower than the US$935 per tonne (US$0.42 per pound of payable zinc) realized in the same period of 2001. The impact of the lower price was offset by increased sales, lower smelter treatment charges and lower operating costs in 2002. Sales of zinc concentrate were 80,664 tonnes for the quarter as compared to 72,226 tonnes in the same period in 2001, a 12% increase. Sales of copper and lead concentrates were also greater for the quarter. The total cash cost per pound of payable zinc produced for the second quarter of 2002 was US$0.33 compared to US$0.34 for the same period of 2001.

This operating improvement was partially offset as other income, net of other expenses, during the second quarter of 2002, was $1.8 million lower than for the same period of 2001. The strengthening Canadian dollar resulted in a $4.3 million gain on US dollar denominated debt compared to $3.2 million in 2001. Investment and other income was $4.3 million lower in

2002 when compared to 2001 while non-producing property costs were lower by $0.9 million as a result of income from the sale of an exploration property.

Cash generated by operations in the second quarter of 2002 was $6.8 million ($0.04 per share) compared with $3.0 million ($0.03 per share) for the same period in 2001.

For the first six months of 2002 the Company had an unaudited consolidated loss of $0.9 million ($0.01 per share) on gross revenue of $125.4 million. This compares to an unaudited consolidated loss of $5.4 million ($0.05 per share) on gross revenue of $137.4 million for the same period of 2001.

Zinc production during the quarter was 125 million pounds at a total cash cost of US$0.33 per pound compared with 112 million pounds at a total cash cost of US$0.34 per pound in 2001. The increase in zinc production was due to record production at the Nanisivik mine. The lower unit costs in the quarter were due to the performance of the Bouchard-Hébert mine and improved results at El Mochito mine in Honduras.

Item 5. Full Description of Material Change:

See attached press release.

Item 6. Reliance on Section 75(3) of the Securities Act (Ontario) and Analogous Provisions:

Not applicable.

Item 7. Omitted Information:

Not applicable.

Item 8. Senior Officers:

René R. Galipeau
Executive Vice President and
Chief Financial Officer
Breakwater Resources Ltd.

Telephone: (416) 363-4798

Item 9. – Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario as of the 9th day of August, 2002.

René R. Galipeau
Executive Vice President and Chief Financial Officer
Breakwater Resources Ltd.

#248473 v1

2002 when compared to 2001 while non-producing property costs were lower by $0.9 million as a result of income from the sale of an exploration property.

Cash generated by operations in the second quarter of 2002 was $6.8 million ($0.04 per share) compared with $3.0 million ($0.03 per share) for the same period in 2001.

For the first six months of 2002 the Company had an unaudited consolidated loss of $0.9 million ($0.01 per share) on gross revenue of $125.4 million. This compares to an unaudited consolidated loss of $5.4 million ($0.05 per share) on gross revenue of $137.4 million for the same period of 2001.

Zinc production during the quarter was 125 million pounds at a total cash cost of US$0.33 per pound compared with 112 million pounds at a total cash cost of US$0.34 per pound in 2001. The increase in zinc production was due to record production at the Nanisivik mine. The lower unit costs in the quarter were due to the performance of the Bouchard-Hébert mine and improved results at El Mochito mine in Honduras.

Item 5. Full Description of Material Change:

See attached press release.

Item 6. Reliance on Section 75(3) of the Securities Act (Ontario) and Analogous Provisions:

Not applicable.

Item 7. Omitted Information:

Not applicable.

Item 8. Senior Officers:

René R. Galipeau
Executive Vice President and
Chief Financial Officer
Breakwater Resources Ltd.

Telephone: (416) 363-4798

Item 9. – Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario as of the 9th day of August, 2002.

(signed)René R. Galipeau
René R. Galipeau
Executive Vice President and Chief Financial Officer
Breakwater Resources Ltd.

BREAKWATER RESOURCES LTD.
95 Wellington Street West, Suite 2000
Toronto, Ont., M5J 2N7

Tel: (416) 363-4798
Fax: (416) 363-1315

BREAKWATER REPORTS SECOND QUARTER EARNINGS OF $2.4 MILLION

August 1, 2002...Breakwater Resources Ltd. (TSX-BWR) reported unaudited consolidated net earnings of $2.4 million ($0.01 per share) for the second quarter ended June 30, 2002, compared with an unaudited consolidated net loss of $1.3 million ($0.01 per share) for the same period in 2001.

Contribution from mining activities increased by $5.4 million during the second quarter compared to the same period of 2001. Gross sales revenue was 6% greater at $60.9 million compared to $57.3 million in 2001 despite the realized price of zinc for the quarter of US$791 per tonne (US$0.36 per pound of payable zinc) being lower than the US$935 per tonne (US$0.42 per pound of payable zinc) realized in the same period of 2001. The impact of the lower price was offset by increased sales, lower smelter treatment charges and lower operating costs in 2002. Sales of zinc concentrate were 80,664 tonnes for the quarter as compared to 72,226 tonnes in the same period in 2001, a 12% increase. Sales of copper and lead concentrates were also greater for the quarter. The total cash cost per pound of payable zinc produced for the second quarter of 2002 was US$0.33 compared to US$0.34 for the same period of 2001.

This operating improvement was partially offset as other income, net of other expenses, during the second quarter of 2002, was $1.8 million lower than for the same period of 2001. The strengthening Canadian dollar resulted in a $4.3 million gain on US dollar denominated debt compared to $3.2 million in 2001. Investment and other income was $4.3 million lower in 2002 when compared to 2001 while non-producing property costs were lower by $0.9 million as a result of income from the sale of an exploration property.

Cash generated by operations in the second quarter of 2002 was $6.8 million ($0.04 per share) compared with $3.0 million ($0.03 per share) for the same period in 2001.

For the first six months of 2002 the Company had an unaudited consolidated loss of $0.9 million ($0.01 per share) on gross revenue of $125.4 million. This compares to an unaudited consolidated loss of $5.4 million ($0.05 per share) on gross revenue of $137.4 million for the same period of 2001.

Selected financial information is summarized in the following table:

	First Half		**Second Quarter**	
($000's except for per share data)	**2002**	**2001**	**2002**	**2001**
Gross Revenue	125,413	137,402	60,896	57,288
Contribution from Mining Activities	393	(1,322)	591	(4,767)
Net (Loss) Earnings	(924)	(5,353)	2,347	(1,339)
Operating Cash Flow*	10,929	9,148	6,804	2,998
Per Share Data				
Net (Loss) Earnings	(0.01)	(0.04)	0.01	(0.01)
Operating Cash Flow	0.08	0.08	0.04	0.03

*Before changes in non-cash working capital.

Zinc production during the quarter was 125 million pounds at a total cash cost of US$0.33 per pound compared with 112 million pounds at a total cash cost of US$0.34 per pound in 2001. The increase in zinc production was due to record production at the Nanisivik mine. The lower unit costs in the quarter were due to the performance of the Bouchard-Hébert mine and improved results at El Mochito mine in Honduras.

Second quarter general and administration costs decreased by $0.2 million and interest and financing costs decreased by $0.5 million compared to the same period of 2001. Investment and other income was $4.3 million lower during the second quarter of 2002 as most investments acquired through the Jascan purchase were sold during 2001. The strengthening Canadian dollar resulted in a $4.3 million foreign exchange gain on translation of the Company's US dollar denominated debt to Canadian dollars. This compares to a similar gain of $3.2 million for the same period of 2001. Debt denominated in other than the reporting currency must be adjusted based on the exchange rate at the end of the period and the change charged to earnings. At the end of March 2002 the Canadian/US exchange rate was 1.5935 compared to 1.5187 at the end June 2002.

Metal Prices

Average realized metal prices for the first half and second quarters of 2001 and 2002, including hedging adjustments are shown in the following table.

	First Half			Second Quarter		
	2002	**2001**	**Change (%)**	**2002**	**2001**	**Change (%)**
Zinc (US$/lb)	0.36	0.45	(20)	0.36	0.42	(14)
Copper (US$/lb)	0.76	0.79	(4)	0.79	0.76	4
Lead (US$/lb)	0.22	0.22	0	0.21	0.21	0
Silver (US$/oz)	4.54	4.48	1	4.58	4.40	4
Gold (US$/oz)	288.97	264.48	9	298.94	265.74	12
Exchange Rate (US/Cdn.)	0.635	0.652	(3)	0.643	0.649	(1)

Operations Summary

The following table summarizes key financial statistics for each mine comparing the second quarter results in 2002 with 2001.

	Gross Revenue		Contribution (Loss) from Mining Activities*		Non-Cash Costs		Capital Expenditures	
Millions $	**2002**	**2001**	**2002**	**2001**	**2002**	**2001**	**2002**	**2001**
Bouchard-Hébert	17.2	23.5	1.6	3.8	2.2	2.0	0.3	0.4
Nanisivik	6.1	4.8	0.0	(6.8)	0.9	1.1	0.0	1.8
Bougrine	10.9	14.3	(3.2)	1.1	1.8	2.4	0.3	0.8
El Mochito	20.5	9.4	0.4	(3.0)	1.7	1.5	0.3	0.8
El Toqui	6.2	5.3	1.8	0.1	0.6	0.8	0.4	2.4
Langlois	-	-	-	-	-	-	0.3	0.4
Totals	60.9	57.3	0.6	(4.8)	7.2	7.8	1.6	6.6

* After non-cash costs (depreciation, depletion and reclamation)

The following table highlights key production statistics of the Company.

	First Half		Second Quarter	
	2002	2001	2002	2001
Ore Milled (tonnes)	1,639,896	1,635,706	819,006	812,088
Zinc (%)	7.9	7.1	7.6	7.1
Concentrate Production				
Zinc (tonnes)	216,478	192,792	104,549	94,212
Copper (tonnes)	21,138	23,562	11,920	12,749
Lead (tonnes)	9,988	9,493	4,598	4,623
Gold (tonnes)	2,172	2,067	991	1,125
Metal in Concentrates				
Zinc (tonnes)	117,136	103,457	56,666	50,810
Copper (tonnes)	3,227	3,885	1,836	2,092
Lead (tonnes)	6,798	6,278	3,108	3,084
Silver (ounces)	1,692,171	1,475,688	754,626	730,353
Gold (ounces)	13,204	22,374	5,730	9,943
Minesite Operating Costs				
per tonne milled (US$)	26.96	27.01	27.32	26.73
Total Cash Costs				
per lb. payable zinc (US$)	0.32	0.36	0.33	0.34

Bouchard-Hébert Mine

At the Bouchard-Hébert mine, the total cash cost was US$0.28 per pound of payable zinc for the second quarter of 2002. The zinc head grade was significantly greater in 2002, while the precious metals and copper head grades were lower compared to the same period in 2001. Mill throughput decreased slightly in the second quarter of 2002 due to a change in the mining sequence at the end of the first quarter to accommodate ground repair activities in the mine.

	First Half		Second Quarter	
	2002	2001	2002	2001
Ore Milled (tonnes)	521,549	519,036	254,115	267,617
Zinc (%)	5.1	4.5	5.0	4.2
Copper (%)	0.7	0.9	0.8	0.9
Silver (g/t)	39	49	31	46
Gold (g/t)	1.3	1.7	0.9	1.5
Concentrate Production				
Zinc (tonnes)	42,385	37,116	20,316	17,388
Recovery (%)	87.0	87.3	87.5	87.0
Grade (%)	54.5	55.2	54.6	56.2
Copper (tonnes)	21,138	23,562	11,920	12,749
Recovery (%)	85.9	84.9	88.4	85.6
Grade (%)	15.3	16.5	15.4	16.4
Metal in Concentrates				
Zinc (tonnes)	23,102	20,486	11,091	9,771

	First Half		Second Quarter	
	2002	2001	2002	2001
Copper (tonnes)	3,227	3,885	1,836	2,092
Silver (ounces)	254,869	323,671	102,733	158,719
Gold (ounces)	10,746	15,996	4,559	6,997
Minesite Operating Costs				
Per tonne milled (Cdn$)	33.97	34.17	35.67	33.47
Total Cash Costs				
Per lb. payable zinc (US$)	0.27	0.27	0.28	0.28

Exploration Highlights

During the quarter, a 250km "high powered" induced polarization survey was carried out within the Bouchard-Hébert mine district with several anomalous I.P. trends being outlined. Data processing is in progress.

A diamond drill hole (BW-02-130) located 250m west of drill hole BW-02-129 (reported in the first quarter report of 2002) was completed late in the second quarter to a depth of 1,427m. Strongly conductive massive to semi-massive pyrite mineralization with traces of sphalerite was intersected from 1,045m to 1,052m. The highest assayed interval returned 0.12% copper, 7.59% zinc, 1,307 g/t silver and 1.1 g/t gold over 0.6m. A preliminary interpretation of the results of the in-hole Pulse-Em survey indicate that a conductive anomaly occurs within the massive sulfide horizon that correlates with the targeted off-hole Pulse-Em anomaly outlined within hole BW-01-129. This new sulfide horizon will be subject to further drilling in the third quarter as it hosts the same type of sulfide mineralization found in the 1100 Lens currently being mined at Bouchard-Hebért.

Nanisivik Mine

At Nanisivik, operations produced 65% more contained zinc in the second quarter of 2002 than in the same period in 2001 as a result of a significant increase in the zinc head grade in the mill feed. During the second quarter of 2002, the head grade averaged 10.2% zinc as compared to 6.4% in the same period in 2001. The increase in the feed grade resulted from a combination of mining higher grade pillars and operating the Dense Media Separation ("DMS") plant. The DMS plant consistently provided a 27% increase in the zinc head grade for the period and production of 66,138 tonnes of zinc concentrate containing 37,405 tonnes of zinc metal for the first six months of the year was a record for the mine.

The increase in the zinc production resulted in a sharp decline in the total cash cost to US$0.33 per pound of payable zinc for the second quarter of 2002 compared with US$0.42 per pound of payable zinc in the same period in 2001.

	First Half		Second Quarter	
	2002	2001	2002	2001
Ore Milled (tonnes)	372,894	385,215	190,426	185,602
Zinc (%)	10.4	6.4	10.2	6.4
Silver (g/t)	44	28	44	28
Concentrate Production				
Zinc (tonnes)	66,138	40,896	32,723	19,881
Recovery (%)	96.3	95.7	95.6	95.0
Grade (%)	56.6	57.3	57.0	56.9
Metal in Concentrate				
Zinc (tonnes)	37,405	23,439	18,636	11,313
Silver (ounces)	414,244	249,494	202,625	120,068
Minesite Operating Costs				
Per tonne milled (Cdn$)	48.21	45.04	45.52	44.20
Total Cash Costs				
Per lb. payable zinc (US$)	0.34	0.44	0.33	0.42

Plans call for the operation to be closed on September 30th, 2002 and this target date remains unchanged. The first stage of formal hearings with the Nunavut Water Board concerning Canzinco Ltd.'s submitted Reclamation and Closure Plan and for the renewal of the Nanisivik Water License was completed in the third week of July. As well, Canzinco personnel are continuing discussions with a number of interested parties including the Government of Nunavut and its Steering Committee and the Working Group in an effort to find alternative uses for the existing infrastructure at Nanisivik. The Government of Nunavut is on record as saying that by September 30th the parties will have reached agreement in principal on the transfer of certain assets to the Government of Nunavut. Both the Government of Nunavut and CanZinco Ltd., the company that owns the Nanisivik mine, remain optimistic that identified alternative uses can be combined to create much needed employment and training opportunities for the residents of the neighboring community of Arctic Bay.

Bougrine Mine

At the Bougrine mine the cost per pound of payable zinc was up by US$0.10 at US$0.40 per pound as compared to US$0.30 per pound for comparable period in 2001. This increase was due to the substantive drop in the ore grade to the mill which was due to a limited contribution of mill feed from the higher grade F-3 zone. The F-3 zone was out of service for the past four months while a cemented fill placement program was underway. This work was completed in the middle of July and the head grades have increased to the average ore reserve grades.

A slightly higher mill throughput in the second quarter of 2002 helped to partially offset the loss in production of concentrate for the quarter.

	First Half		Second Quarter	
	2002	2001	2002	2001
Ore Milled (tonnes)	214,186	206,834	106,290	101,298
Zinc (%)	9.4	12.9	8.4	12.9
Lead (%)	1.6	2.2	1.5	2.2
Concentrate Production				
Zinc (tonnes)	29,472	40,017	12,958	19,053
Recovery (%)	80.5	80.8	79.3	79.9
Grade (%)	54.8	54.0	54.8	54.8
Lead (tonnes)	3,958	5,103	1,777	2,396
Recovery (%)	78.4	74.4	76.5	72.0
Grade (%)	66.8	65.7	66.2	65.4
Metal in Concentrates				
Zinc (tonnes)	16,165	21,624	7,103	10,439
Lead (tonnes)	2,646	3,354	1,176	1,568
Minesite Operating Costs				
Per tonne milled (US$)	30.58	27.35	32.92	28.08
Total Cash Costs				
Per lb. payable zinc (US$)	0.36	0.31	0.40	0.30

In an ongoing effort to increase the mineral reserves and resources of the mine, the Company is continuing its discussions with Tunisian authorities on utilizing the reserves of a government mining operation in the area.

As well, during the quarter the Company signed a letter of intent with Consolidated Global Minerals Ltd. of Vancouver, Canada, which hold lands in the Bougrine area. Exploration work is to commence before the end of this year on a joint program in Tunisia within the immediate vicinity of the Bougrine mine.

El Mochito Mine

At the El Mochito mine, production of contained zinc increased by a modest 3% over the same period in 2001 while lead and silver were up 27% and 6% respectively. Total cash costs decreased for the quarter at US$0.34 per pound of payable zinc compared to US$0.37 per pound of payable zinc in the second quarter of 2001. The reduction in cash costs is attributable to lower smelter treatment charges and improved operating efficiencies.

	First Half		Second Quarter	
	2002	2001	2002	2001
Ore Milled (tonnes)	327,166	312,628	167,672	151,482
Zinc (%)	7.7	7.6	7.4	8.0
Lead (%)	1.6	1.2	1.5	1.3
Silver (g/t)	95	82	83	84
Concentrate Production				
Zinc (tonnes)	44,893	42,319	22,138	21,497
Recovery (%)	92.8	91.8	92.4	92.0
Grade (%)	52.2	51.8	52.0	52.0
Lead (tonnes)	6,030	4,390	2,821	2,227
Recovery (%)	80.5	77.6	77.9	79.0
Grade (%)	68.9	66.6	68.5	68.1
Metal in Concentrates				
Zinc (tonnes)	23,414	21,904	11,506	11,182
Lead (tonnes)	4,152	2,924	1,932	1,516
Silver (ounces)	885,259	731,855	389,685	368,809
Minesite Operating Costs				
Per tonne milled (US$)	28.94	32.35	27.87	32.73
Total Cash Costs				
Per lb. payable zinc (US$)	0.32	0.40	0.34	0.37

Exploration Highlights

During the first quarter of 2002, diamond drilling in an area previously unexplored in the mine intercepted 7.6m of chimney-style mineralization grading 361 g/t silver, 9.6% lead and 8.7% zinc. This discovery was further explored in the second quarter and a second drill hole intercepted 14.8m grading 450 g/t silver, 9.7% lead and 11.2% zinc 20m below the original intercept. The core sample exhibited all the characteristic mineralogical signs of a chimney-style or pipe deposit. An exploration drift is currently being extended to this new zone of massive sulfides so that the area can be more effectively delineated.

Exploration drilling in the second quarter of 2002 continued to extend the Northeast Salva Vida mineral trend. A total of 282,100 tonnes grading 8.8% zinc (undiluted) were added to the Inferred Mineral Resources and the trend remains open to the east. In-fill drilling is planned for this area to upgrade the resource to reserve status and an exploration drift will be extended to test the open area to the northeast.

In the Santo Niño area, diamond drilling to the west resulted in the Inferred Mineral Resource being increased by 693,900 tonnes grading 6.0% zinc (undiluted). This work confirmed that the Santo Niño discovery is part of a larger mineral system beneath the mineshafts. The area remains open to the east and a drill rig is currently drilling deep holes to test this unexplored area of the mine.

El Toqui Mine

At the El Toqui mine, zinc metal production for the second quarter increased by 3% over the same period in 2001 while cash operating costs decreased by 3% on a payable pound of zinc basis. The total cash cost was US$0.33 per pound of payable zinc during the second quarter of 2002 compared with US$0.34 per pound of payable zinc for the same period in 2001. The cost reduction was a result of lower smelter treatment charges and improved productivity. As well, recent metallurgical improvements produced record levels in zinc recovery and zinc concentrate grades that assisted in reducing the overall costs.

	First Half		**Second Quarter**	
	2002	**2001**	**2002**	**2001**
Ore Milled (tonnes)	204,101	211,993	100,503	106,089
Zinc (%)	9.1	8.4	9.0	8.5
Gold (g/t)	0.8	1.7	0.8	1.6
Concentrate Production				
Zinc (tonnes)	33,590	32,445	16,414	16,394
Recovery (%)	92.0	89.7	91.9	90.2
Grade (%)	50.8	49.3	50.7	49.4
Gold (tonnes)	2,172	2,067	991	1,125
Recovery (%)	47.8	54.0	47.4	54.9
Grade (g/t)	35.2	96.0	36.7	81.5
Metal in Concentrates				
Zinc (tonnes)	17,050	16,005	8,330	8,105
Gold (ounces)	2,458	6,378	1,171	2,946
Silver (ounces)	137,799	170,668	59,583	82,757
Minesite Operating Costs				
Per tonne milled (US$)	27.08	25.93	27.84	25.64
Total Cash Costs				
Per lb. payable zinc (US$)	0.33	0.35	0.33	0.34

Exploration Highlights

The exploration work for the second quarter of 2002 focussed on the completion of geochemical soil sampling on the Concordia property with a total of 4,883 soil samples collected. It is anticipated that an interpretation of these results and the results of work conducted in the past will make it possible to fully interpret locations, connections and inter-relations of all known and unknown mineralized conductors at Toqui. The work carried out in the Concordia Area to date has demonstrated that there is a strong correlation between old geophysical data and new geochemical data. It is also expected that the results from this work will confirm a new geological model for reserves and resources for the El Toqui district.

Langlois Mine

The Langlois mine remained on care and maintenance during the period. Plans are currently being finalized for an underground diamond drill program to be carried out during the second half of 2002. The objective of this drill program will be to upgrade resources to reserves in Zone 97, both above 6 level and below 13 level. The potential increase in reserves should improve the economics of a feasibility study prepared by SRK Consulting in August 2001.

Capital Expenditures

Capital expenditures during the second quarter of 2002 were $2.0 million compared to $6.8 million in 2001. The majority of the capital spending for the quarter was for the mine development at all mines. Total capital expenditures for 2002 are budgeted at $13.5 million.

Financial Position

At the end of June 2002, the Company had a working capital deficiency of $14.9 million compared to working capital of $5.0 million at December 31, 2001. The reduction was primarily due to short-term debt increasing by $58 million as all bank debt is due January 2, 2003.

In May 2002, the Company completed a rights offering for 94,455,000 shares at $0.20 per share for proceeds $17.9 million after costs. In addition, 3,603,000 shares were issued for $639,000 under a conversion privilege pursuant to an agreement to sell certain assets acquired through the acquisition of Jascan Resources Ltd. in 2000.

Since December 31, 2001, cash and cash equivalents increased by $12.1 million to $15.4 million and total debt has increased by $13.1 million.

As at June 30, 2002, US$26.7 million was drawn under the working capital facility and US$2.6 million was available based on June 30, 2002 metal prices. In addition US$1.1 million of the US$6.5 million supplemental term facility was also available.

Management has initiated discussions with its banking syndicate and other lenders to address the restructuring of its credit facilities which are due January 2, 2003. These discussions are preliminary and will progress over the next several months.

Outlook

Breakwater's five producing mines are on course to generate 483 million pounds of zinc at a total cash cost of US$0.35 per pound of payable zinc in 2002. As well the Company recently re-activated its exploration activities in the areas immediately surrounding: Bougrine in Tunisia, Bouchard-Hebert in Quebec, Canada and El Toqui in Chile. The decision to do so is supported by encouraging geological data and in larger part the decision reflects recent signs of improvement in the zinc market. The steel industry in the United States is experiencing an increased demand and China is experiencing a severe shortage of zinc concentrates and an increasing demand for metal. China has recently announced smelter cutbacks and with the low treatment charges and concentrate shortage, Breakwater believes there may be further production cuts. All of these factors should apply upward pressure on the price.

The prime determinant of the Company's earnings and cash flow is the zinc price. A US$0.01 increase per pound of payable zinc for the remainder of the years production will increase the 2002 earnings and cash flow by $3.5 million. If current market conditions prevail and the Chinese reductions continue and others follow then the improvement in the zinc metal price will likely occur in the second half of the year and will be reflected in Breakwater's financial results.

For further information please contact:

C. K. Benner
President & Chief Executive Officer

(416) 363-4798 Ext. 269

René R. Galipeau
Executive Vice President & Chief Financial Officer
(416) 363-4798 Ext. 260

Breakwater Resources Ltd.

Consolidated Balance Sheets

As at June 30, 2002 and December 31, 2001

(Expressed in thousands of Canadian dollars)

	June 30, 2002 (Unaudited)	December 31, 2001
Assets		
Current Assets		
Cash and cash equivalents	$ **15,393**	$ 3,305
Accounts receivable – concentrate	**3,540**	3,957
Other receivables	**6,039**	6,267
Concentrate inventory	**55,375**	41,853
Materials and supplies inventory	**30,399**	38,026
Short-term investments	**337**	68
Prepaid expenses and other current assets	**3,182**	2,481
	114,265	95,957
Deferred Losses on Foreign Exchange Hedging Contracts	**668**	2,003
Reclamation Deposits	**1,237**	1,237
Mineral Properties and Fixed Assets	**140,156**	152,372
	$ **256,326**	$ 251,569
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities	$ **31,326**	$ 43,985
Provisional payments for concentrate inventory shipped and not priced	**5,085**	11,633
Short-term debt including current portion of long-term debt	**92,014**	34,030
Income and mining taxes payable	**762**	1,261
	129,187	90,909
Long-term Debt	**1,519**	46,376
i. Reclamation and Closure Cost Accruals	**14,430**	15,708
Future Tax Liabilities	**423**	-
	145,559	152,993
Shareholders' Equity		
Capital stock	**257,869**	239,214
Contributed surplus	**1,485**	1,485
Deficit	**(159,892)**	(158,968)
Cumulative translation adjustments	**11,305**	16,845
	110,767	98,576
	$ **256,326**	$ 251,569

Consolidated Statements of Operations and Deficit

For the Periods Ended June 30, 2002 and 2001
(Expressed in thousands of Canadian dollars except per share amounts)
(Unaudited)

	Three Months Ended June 30, 2002	Three Months Ended June 30, 2001	Six Months Ended June 30, 2002	Six Months Ended June 30, 2001
		(Restated)		(Restated)
Gross sales revenue	$ **60,896**	$ 57,288	$ **125,413**	$ 137,402
Treatment and marketing costs	**22,173**	24,337	**53,462**	59,534
Net revenue	**38,723**	32,951	**71,951**	77,868
Operating Costs				
Direct operating costs	**30,919**	29,916	**56,595**	63,705
Depreciation and depletion	**6,099**	6,990	**12,717**	13,881
Reclamation and closure costs	**1,114**	812	**2,246**	1,604
	38,132	37,718	**71,558**	79,190
Contribution (Loss) from Mining Activities	**591**	(4,767)	**393**	(1,322)
Other Expenses (Income)				
General and administrative	**1,482**	1,676	**2,761**	3,472
Interest and financing	**1,692**	2,218	**2,807**	4,173
Investment and other income	**(227)**	(4,533)	**(395)**	(7,029)
Foreign exchange (gain) loss on U.S. dollar denominated debt	**(4,301)**	(3,213)	**(4,276)**	1,236
	(1,354)	(3,852)	**897**	1,852
Earnings (Loss) Before the Following:	**1,945**	(915)	**(504)**	(3,174)
Other non-producing property costs (income)	**(378)**	526	**99**	1,532
Income and mining taxes	**(24)**	(102)	**321**	647
	(402)	424	**420**	2,179
Net Earnings (Loss)	**2,347**	(1,339)	**(924)**	(5,353)
Deficit – Beginning of Period	**(162,239)**	(51,924)	**(158,968)**	(47,910)
Deficit - End of Period	$ **(159,892)**	$ (53,263)	$ **(159,892)**	$ (53,263)
Earnings (Loss) per Share – Basic	$ **0.01**	$ (0.01)	$ **(0.01)**	$ (0.04)
Diluted Earnings per Common Share	$ **0.01**	$ N/A	$ **N/A**	$ N/A
Weighted Average Number of Common Shares Outstanding	**160,974,000**	119,905,000	**135,930,000**	119,796,000

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Consolidated Statements of Cash Flows

For the Periods Ended June 30, 2002 and 2001
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Three Months Ended June 30, 2002	Three Months Ended June 30, 2001	Six Months Ended June 30, 2002	Six Months Ended June 30, 2001
Cash Provided from (Used for)		(Restated)		(Restated)
Operating Activities				
Net earnings (loss)	$ **2,347**	$ (1,339)	$ **(924)**	$ (5,353)
Non-cash items:				
Depreciation and depletion	**6,099**	6,990	**12,717**	13,881
Other non-cash items	**(2,287)**	(2,483)	**(2,261)**	192
Reclamation and closure cost accruals	**1,114**	812	**2,246**	1,604
	7,273	3,980	**11,778**	10,324
Payment of reclamation and closure costs	**(469)**	(982)	**(849)**	(1,176)
Changes in non-cash working capital items	**(13,798)**	9,535	**(29,991)**	10,397
	(6,994)	12,533	**(19,062)**	19,545
Financing Activities				
Issue of common shares for cash	**18,523**	218	**18,656**	445
Increase (decrease) in short-term debt	**4,372**	(8,769)	**61,540**	(8,404)
(Decrease) increase in long-term debt	**(1,592)**	2,918	**(44,783)**	1,235
	21,303	(5,633)	**35,413**	(6,724)
Investing Activities				
Reclamation deposits	**-**	382	**-**	1,057
Mineral properties and fixed assets	**(1,966)**	(6,819)	**(4,263)**	(15,504)
	(1,966)	(6,437)	**(4,263)**	(14,447)
Increase (Decrease) in Cash	**12,343**	463	**12,088**	(1,626)
Cash and Cash Equivalents - Beginning of Period	**3,050**	2,611	**3,305**	4,700
Cash and Cash Equivalents - End of Period	$ **15,393**	$ 3,074	$ **15,393**	$ 3,074

Supplemental Disclosure of Cash Flow Information

	Three Months 2002	Three Months 2001	Six Months 2002	Six Months 2001
Cash paid for:				
Interest	$ **560**	$ 1,601	$ **1,411**	$ 3,531
Income and mining taxes	$ **478**	$ 111	$ **398**	$ 477

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